File N°82-4672

ACCOR

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

	(bonds converted and stock options exercised)		
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France umber 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
June 96	Letter to Shareholders		V.1.
4/7/96	Sale of six Hotel Sofitel properties	Press Release	V.2.
7/10/96	Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board	Press Release	V.3.
November 96	Letter to Shareholders		V.4.
7/1/97	Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board	Press Release	V.5.
5/3/97	Accor sold successfully 11.5% of Compass share capital	Press Release	V.6.
4/6/97	Annual General Shareholders' Meeting	Press Release	V.7.
July 97	Letter to Shareholders		V.8.
1/9/97	Charterhouse and Accor to sell HRC	Press Release	V.9.
November 97	Letter to Shareholders		V.10.
17/2/98	Accor sells 5% interest in Compass	Press Release	V.11.
6/5/98	Accor sells Motel 6 properties worth USD 450 million	Press Release	V.12.
May 98	Letter to Shareholders		V.13.
9/6/98	Annual General Shareholders' Meetings	Press Release	V.14.
Nov. 98	Letter to Shareholders		V.15.
26/1/99	Accor to acquire Scandinavia's Good Morning Hotels chain	Press Release	V.16.
8/2/99	Acquisition of Frantour by Accor	Press Release	V.17.
2/3/99	Accor to issue bonds exchangeable into Compass shares	Press Release	V.18.
3/3/99	Increase of the amount of the bond issue to EUR 433 million	Press Release	V.19.
15/11/99	Letter to Shareholders		V.20.
26/11/99	Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups	Press Release	V.21.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.

ACCOR

Press release

First-Half 2002 Sales Hold Steady at EUR 3,585 Million

Reported sales down 0.4%
Up 1.0% excluding currency effect

(in EUR millions)	2001	2002	% change (reported)	% change (excl. currency effect)
Hotels	**2,480**	**2,479**	**0.0%**	**+ 0.1 %**
Services	**241**	**247**	**+2.5%**	**+ 16.1 %**
Other activities	879	859	-2.3%	- 0.7 %
Total	**3,600**	**3,585**	**-0.4%**	**+ 1.0 %**

Paris, July 30, 2002 – **Consolidated sales were down by a slight 0.4% at June 30, 2002. Excluding the currency effect, sales were up by 1.0% for the period.**

The reported decline of 0.4% broke down as follows:

- Like-for-like	- 0.6%
- Business expansion	+ 3.7%
- Currency effect	- 1.4%
- Asset disposals	- 2.1%

Hotels: stable

Hotel sales were stable, reflecting a 3.3% gain from business expansion and a 1.8% decrease due to asset disposals. On a comparable basis, sales improved slightly in the second quarter, declining by 1.2%, as opposed to a 1.9% contraction in the first three months.

FRANCE

Services: up 2.5% (16.1% excluding currency effect)

Sales of Services enjoyed sustained growth, rising 16.1% at constant exchange rates. The negative 13.6% currency effect was due mainly to devaluations in Latin America, which had almost no impact on earnings because of higher interest rates and the fact that operating expenses are denominated in the local currency.

Other travel and tourist activities: down 2.3%

- Travel agencies	- 10.5%	(- 11.0% on a comparable basis)
- Casinos	+ 2.0%	(+ 0.7% on a comparable basis)
- Restaurants	- 2.3%	(+ 3.5% on a comparable basis)
- Onboard train services	+ 3.4%	(+ 2.5% on a comparable basis)

Full-year outlook

- ***Hotels***

In light of business trend in Europe at June 30 (revenue per available room, or RevPAR, down 3.5% in Business and Leisure and up 2.9% in Economy), Accor is maintaining its RevPAR forecast for the second half in Business and Leisure Hotels Europe and increasing its forecast in Economy Hotels Europe. For the full year, RevPAR in Europe is expected to increase by 1.8% in the Business and Leisure segment (compared with an initial forecast of 2.4%) and 3.6% in the Economy segment (unchanged).

In Economy Hotels US, the recovery has been slower than expected, with RevPAR at June 30 down 4.5%, the same decline as recorded in the first three months. For the full year, Accor is forecasting a 1.5% decrease, versus the 0.3% gain initially announced.

- ***Services***

Sales of Services at June 30 were higher than expected, which has enabled Accor to increase its full-year issue volume target to 11.5% on a comparable basis, versus the 10.2% previously forecast.

With 147,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: more than 3,700 hotels (415,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: each day, 13 million people in 31 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Jacques Charbit
Tel. + 33 (0)1 45 38 87 53

Marie Claire Camus
Tel. + 33 (0)1 45 38 84 85

Further information on Accor is available on Internet at ***accor.com***

ACCOR

Consolidated Sales	First quarter				Second quarter				Half Year			
(in EUR million)	*2001*	*2002*	*Change 2002/2001 Reported*	*Change 2002/2001 Like-for-Like*	*2001*	*2002*	*Change 2002/2001 Reported*	*Change 2002/2001 Like-for-Like*	*2001*	*2002*	*Change 2002/2001 Reported*	*Change 2002/2001 Like-for-Like*
Hotels	**1,121**	**1,135**	**+1.3%**	**-1.9%**	**1,359**	**1,344**	**-1.1%**	**-1.2%**	**2,480**	**2,479**	**0.0%**	**-1.5%**
Business and leisure	610	608	-0.4%	-2.5%	727	719	-1.0%	-0.9%	1,336	1,327	-0.7%	-1.6%
Economy	221	237	+7.0%	+4.1%	266	292	+9.8%	+3.4%	488	530	+8.5%	+3.7%
Economy U.S.	289	290	+0.2%	-5.1%	366	332	-9.3%	-5.1%	655	622	-5.1%	-5.1%
Services	**116**	**123**	**+6.0%**	**+14.0%**	**126**	**125**	**-0.6%**	**+21.5%**	**241**	**247**	**+2.5%**	**+17.9%**
Other activities	**416**	**408**	**- 1.9%**	**-2.4%**	**463**	**451**	**-2.6%**	**-4.3%**	**879**	**859**	**-2.3%**	**-3.4%**
Travel management	124	116	-5.9%	-9.8%	142	121	-14.6%	-12.0%	265	237	-10.5%	-11.0%
Casinos	71	72	+2.1%	+0.8%	75	76	+1.9%	+0.6%	145	148	+2.0%	+0.7%
Restauration	115	118	+2.2%	+3.8%	123	115	-6.4%	+3.2%	238	233	-2.3%	+3.5%
On-board train services	63	65	+4.4%	+3.5%	70	72	+2.5%	+1.6%	133	138	+3.4%	+2.5%
Other	44	37	-16.6%	-10.9%	53	66	+25.1%	-15.8%	97	103	+6.1%	-13.6%
TOTAL	**1,652**	**1,666**	**+0.8%**	**-0.9%**	**1,948**	**1,920**	**-1.4%**	**-0.4%**	**3,600**	**3,585**	**-0.4%**	**-0.6%**

Hotel RevPAR by market segment 2002 Half Year, YTD	Occupancy Rate		Average Room Rate	RevPAR
	(in %)	*(var. 02/01)*	*(var. 02/01)*	*(var. 02/01)*
Business and Leisure Europe *(in FRF)*	61.9%	- 3.3 pt	+ 1.6%	- 3.5%
Economy Europe *(in FRF)*	72.7%	- 1.6 pt	+ 5.2%	+ 2.9%
Economy Lodging *(in USD)*	64.7%	- 2.0 pt	- 1.6%	- 4.5%

Hotel RevPAR by country 2002 Half Year, YTD	Number of Rooms*	Occupancy Rate		Average Room Rate	RevPAR
(in local currency)		*(in %)*	*(var. en pts)*	*(var. 02/01)*	*(var. 02/01)*
France	*82,025*	69.6%	- 2.2 pt	+ 2.2%	- 0.9%
Germany	*29,473*	61.6%	- 3.7 pt	+ 3.5%	- 2.4%
U.K.	*8,462*	73.3%	+ 1.2 pt	- 3.0%	- 1.4%
The Netherlands	*5,203*	74.9%	- 0.3 pt	+ 4.6%	+ 4.2%
Belgium	*5,191*	69.1%	- 0.6 pt	- 2.0%	- 2.9%
Italy	*3,152*	64.9%	- 4.2 pt	+ 3.9%	- 2.3%
Hungary	*3,106*	55.8%	- 2.2 pt	- 9.5%	- 12.9%
U.S.A. (Business and Leisure)	*3,193*	62.7%	- 4.2 pt	- 9.1%	- 14.8%

** subsidiaries and managed*